Roan Resources, Inc.

14701 Hertz Quail Springs Pkwy

Oklahoma City, OK 73134

February 8, 2019

Loan Lauren Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Roan Resources, Inc.

Registration Statement on Form S-1

Filed October 23, 2018

File No. 333-227953

Ladies and Gentlemen:

Set forth below are the responses of Roan Resources, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 19, 2018, with respect to Registration Statement on Form S-1, File No. 333-227953, filed with the Commission on October 23, 2018 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR. We are also concurrently providing certain information responsive to Comments 1, 3 and 4 in a separate letter to the Staff (the “Supplemental Letter”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement on Form S-1 unless otherwise specified.

Form S-1 filed October 23, 2018

Prospectus Summary

Our Company, page 1

1.

You state here and on pages 52 and 78 that you are “one of the most active operators in Oklahoma, with eight rigs actively operating as of September 30, 2018.” Please describe how you measure activity and provide support for your claim that you are one of the most active operators in Oklahoma.

RESPONSE:    We acknowledge the Staff’s comment and we advise that we measure activity in Oklahoma based on rig count. We have provided the requested support for our claim under separate cover of the Supplemental Letter. We have revised the Registration Statement to describe how we measure activity. Please see pages 1, 51 and 78 of Amendment No. 1.

Securities and Exchange Commission

February 8, 2019

2.	Please revise your introductory disclosures here to clarify that Roan Resources Inc. is a newly formed entity and that the descriptions of the historical operations consists of Roan LLC and Citizen.

RESPONSE:    We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 1 of Amendment No. 1.

Our Business Strategies, page 3

3.

We note that you attribute your assertion on pages 4 and 81 regarding child well production to RS Energy. Please supplementally provide us with a copy of the specific report or other source of the cited information. If you commissioned any research or reports from RS Energy or any other third parties for use in the registration statement, please disclose this fact and file each commissioned party’s consent as an exhibit. Refer to Securities Act Rule 436.

RESPONSE:    We have provided the requested report to the Staff under separate cover of the Supplemental Letter. We advise the Staff that we have not commissioned any research or reports from RS Energy Group or any other third parties for use in the Registration Statement.

Our Competitive Strengths, page 5

4.

You state here and on page 82 that, “Additionally, a significant amount of our Merge acreage is concentrated in the play’s oil and liquids-rich fairways, which has historically been among the highest rate of return areas in the Anadarko Basin.” Please support this claim by disclosing average historical results from those of your wells which are located in your Merge acreage.

RESPONSE:    We acknowledge the Staff’s comment and have revised the Registration Statement in response to the Staff’s comment. Please see pages 5 and 81 of Amendment No. 1. We have provided support for the revised statement under separate cover of the Supplemental Letter.

5.

On page 5, you disclose your realized oil price differential to NYMEX WTI average prices and compare this differential to the WTI-Midland oil price differential to NYMEX WTI average prices. Please balance this disclosure by providing comparable price differential information for natural gas and NGLs, and by clarifying that natural gas and NGLs comprise the majority of your reserves and production.

RESPONSE:    We acknowledge the Staff’s comment and have revised the Registration Statement in response to the Staff’s comment. Please see page 6 and 82 of Amendment No. 1.

Securities and Exchange Commission

February 8, 2019

The Offering, page 9

6.	Please disclose the number of Class A common stock outstanding as of a recent practicable date.

RESPONSE:    We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 9 of Amendment No. 1.

Risk Factors

Risks Related to Our Business

“We are subject to acreage dedications …”, page 28

7.	Please disclose all material terms of your midstream contracts in your Business section. We note the related disclosure on pages 127, F-31 to F-32, and F-55 to F-56.

RESPONSE:    We acknowledge the Staff’s comment and have revised the Registration Statement accordingly to provide material terms of our midstream contracts. Please see pages 28 and 94 of Amendment No. 1.

“Legislation or regulatory initiatives intended to address seismic activity …”, page 36

8.

Please update this risk factor to address the recent earthquake in Grady County, the Oklahoma Corporation Commission’s subsequent order to temporarily shut down your ongoing well completion in that area, and your eventual decision to permanently shut down the well.

RESPONSE:    We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. We advise the Staff that The Oklahoma Corporation’s Commission (the “OCC”) announcement that we had permanently suspended operations with respect to the Grady County well that experienced a seismic event is incorrect. The OCC is aware of our decision not to permanently suspend the well, but we did not request that they issue a clarifying press release. Please see page 36 of Amendment No. 1.

Risks Related to Our Class A Common Stock

“Certain of our directors have significant duties …”, page 41

9.

Please revise to identify the individual directors you describe here, as well as the potentially competing entities they serve and their positions or roles with such entities. Please also provide this information, where applicable, in the related party transaction disclosure that begins on page 126. As an example, please identify those of your directors who serve on the board of Riviera Resources.

RESPONSE:    We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 41 and 125 of Amendment No. 1.

Securities and Exchange Commission

February 8, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Contractual Obligations, page 71

10.

According to your June 30, 2018 contractual obligations table and footnote 3 thereto, $15,351,000 of the $30,838,000 total obligations coming due in 2019 reflects “future minimum drilling fees including early termination fees as specified by the contract.” You also reference your rig contracts on pages 6, 83, and F-32. Please revise to describe the material terms of your rig contracts, including any minimum drilling provisions or early termination provisions thereunder. Please also expand your risk factor disclosure to address, if material, the risk of failing to meet minimum drilling commitments and of incurring early termination fees under your rig contracts.

RESPONSE:    We acknowledge the Staff’s comment and respectfully submit that the drilling rig commitments included in the September 30, 2018 contractual obligations table represent the early termination fees that we would be required to pay if we had terminated those contracts on September 30, 2018. Those fees are calculated by multiplying the current operating rate less certain fees, by the number of days remaining under the contract. We do not believe there is any material risk that we would fail to meet these minimum drilling commitments and we do not believe the terms of the contracts are material to the Company so we have not revised our risk factor and other disclosure. We have revised the Registration Statement in response to the Staff’s comment to clarify the amounts included in the contractual obligations table reflect the early termination fees. Please see page 70 of Amendment No. 1.

Business

Oil and Natural Gas Production Prices and Costs, page 90

11.

Tell us how you considered the requirements with regard to disclosure of production, by final product sold, for individual fields and/or geological formations that contain 15% or more of your total proved reserves. Refer to Item 1204(a) of Regulation and Rule 4-10(a)(15) of Regulation S-X.

RESPONSE:    We acknowledge the Staff’s comment and respectfully advise the Staff that, upon consideration of the requirements pursuant to Item 1204(a) of Regulation S-K, we determined that for the year ended December 31, 2017, the Company’s production, by final product sold, was generated from only one named field and/or geological formation that contained 15% or more of our total proved reserves. In this regard, we note that Rule 4-10(a)(15) of Regulation S-X defines a “field” as:

An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field that are separated … laterally by local geological barriers … Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms structural feature and stratigraphic condition are intended to identify localized geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc. [Emphasis Added]

Securities and Exchange Commission

February 8, 2019

In accordance with the definition set forth above, we group the Company’s Merge, SCOOP, and STACK assets located in the Anadarko Basin into one field and operate such assets consistent with this classification. Our target formations in the Anadarko Basin (Mayes and Woodford) produce from a continuous hydrocarbon column and have substantially the same production profiles, operating expense characteristics and capital requirements. The overlapping geological targets are in a similar stratigraphic position and are generally drilled, completed, and produced in a similar manner. All decision-making for these assets is made by a singular operations team. The Company’s properties in the Merge, SCOOP and STACK plays share sales arrangements and infrastructure, and have substantially similar cost structures. Purchasers of the Company’s products do not make any differentiation based on the wells or reservoirs from which such production originated. Additionally, the 17,315 acres included in the “Other” category do not constitute a separate individual filed or geological formation.

We believe this approach is consistent both with the manner in which other registrants that operate in the Anadarko Basin report their results, including production by final product sold, and the understanding of investors, and we believe that further breakdown into multiple areas would not be meaningful to investors. The Company respectfully submits that there are no distinguishable “fields” among its assets, and that treatment of its assets as a single field is consistent with Rule 4-10(a)(15) insofar as it contemplates fields consisting of multiple reservoirs.

Management, page 106

12.

Please expand John V. Lovoi’s biography on page 108 to disclose that Mr. Lovoi is the sole member of, and exercises investment management control over, JVL, and that JVL may be deemed to beneficially own all securities held by Roan Holdings through its majority ownership interest in Roan Holdings and its contractual right to nominate a majority of Roan Holdings’ board of managers, which exercises voting and dispositive power over all securities held by Roan Holdings. We note in that regard footnote 2 to the Principal and Selling Stockholders table on pages 121 to 122. Refer to Regulation S-K Item 401(a)(1), which requires in part “the name … of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant.”

RESPONSE:    We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 107 of Amendment No. 1.

13.

Please revise the biographies of Messrs. Loyd and Raleigh on pages 108 and 109 to disclose their roles with JVL and Roan Holdings as described in footnote 2 to the Principal and Selling Stockholders table on pages 121 to 122. Refer to Regulation S-K Item 401(a)(1).

RESPONSE:    We acknowledge the Staff’s comment and respectfully submit that Messrs. Loyd and Raleigh are not employees, managers or directors of JVL. We have revised the Registration Statement to disclose their role with Roan Holdings. Please see pages 107 and 108 of Amendment No. 1.

Securities and Exchange Commission

February 8, 2019

14.

We note Section 2.1(a) of the Stockholders’ Agreement filed as Exhibit 4.2 identifies Anthony Tripodo as a director designated by Roan Holdings. Please revise Mr. Tripodo’s biography on page 109 and the Principal and Selling Stockholders table on pages 121 to 122 to indicate as much.

RESPONSE:    We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 108 and 122 of Amendment No. 1.

Executive Compensation, page 113

15.

It appears that you have been subject to Section 15(d) of the Exchange Act. Please expand the disclosure in this section to provide all information that Regulation S-K Item 402 requires, including any compensation awarded to, earned by, or paid to your named executive officers for services rendered to Roan LLC for the last three completed fiscal years. Please refer to Regulation S-K Item 402(a)(2) and Item 402(c)(1). Please also refer to Instruction 2 to Regulation S-K Item 402(a)(3) and Exchange Act Rule 3b-7, which provide that named executive officers may include executive officers or other employees of subsidiaries. Alternatively, if you believe you are not required to include this disclosure in your registration statement, please explain to us why you believe that to be the case.

RESPONSE:    We acknowledge the Staff’s comment and respectfully submit that the disclosures contained in the “Executive Compensation” section provide all information required under Regulation S-K Item 402. While Item 402(c)(1) requires the Registrant to provide disclosure “concerning the compensation of the named executive officers for each of the registrant’s last three completed fiscal years,” Roan LLC did not have any employees or officers until November 2017. During 2017, Roan LLC did not have any subsidiaries.

Potential Payments Upon Termination or Change in Control, page 117

16.

We note your discussion here regarding certain change in control payment provisions in your employment agreements and performance share unit awards. We also note your definition of change of control “following the Reorganization.” Please revise to clarify whether your completed reorganization qualifies as a “change in control” within the meaning of these provisions.

RESPONSE:    We acknowledge the Staff’s comment and have revised the Registration Statement accordingly to disclose that the completed reorganization did not qualify as a “change in control” under the performance share unit awards. We also advise the Staff that the employment agreements do not contain a definition of “change in control” or similar definition, and no enhanced benefits are provided under the employment agreements in connection with or following any change in control or similar event. Please see page 117 of Amendment No. 1.

Securities and Exchange Commission

February 8, 2019

Certain Relationships and Related Party Transactions

Stockholders’ Agreement, page 127

17.

You state here that you entered into a stockholders’ agreement “with Roan Holdings and certain of the Legacy Linn Stockholders…” Please revise to identify those Legacy Linn Stockholders who are party to the stockholders’ agreement.

RESPONSE:    We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 126 of Amendment No. 1.

Description of Capital Stock

Forum Selection, page 134

18.

We note that your forum selection provision identifies the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including “derivative actions.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

RESPONSE:

Whether our forum selection clause will apply to actions arising under the federal securities laws will depend on a case-specific analysis, taking into account all of the relevant facts and allegations. As noted in the Registration Statement, the forum selection clause contained in our Second Amended and Restated Certificate of Incorporation dictates that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain categories of lawsuits. These categories do not explicitly reference the federal securities laws. In some instances, a lawsuit may fall into one of these categories and assert federal securities claims, thus potentially triggering the forum selection clause. Further, application of the forum selection clause may be limited by statute or other applicable laws in certain circumstances. For example, Section 27 of the Securities Exchange Act of 1934, as amended, may prevent the application of the forum selection clause to certain actions arising under the federal securities laws. See, e.g., NACCO Indus., Inc. v. Applica Inc., 997 A.2d 1, 25 (Del. Ch. 2009). However, federal law does not wholly deprive state courts of an ability to decide certain actions arising under the federal securities laws. See, e.g., Cyan, Inc. v. Beaver Cty. Employees Ret. Fund, 138 S. Ct. 1061 (2018). Thus, whether our forum selection clause will apply to any particular action, including actions arising under the federal securities laws, requires a case-by-case analysis. We have revised the Registration Statement accordingly. Please see pages 133 and 134 of Amendment No. 1.

Securities and Exchange Commission

February 8, 2019

Roan Resources, Inc.

Notes to Pro Forma Condensed Combined Financial Statements (Unaudited)

Supplemental Pro Forma Combined Oil and Gas Reserve and Standardized Measure Information (Unaudited)

Estimated Pro Forma Combined Quantities of Proved Reserves, page F-7

19.

Expand the disclosure of your pro forma proved reserves to provide the net quantities, by individual product type, of proved developed and proved undeveloped reserves as of the beginning and the end of each period presented. Refer to FASB ASC 932-235-50-4. This comment also applies to the disclosure on page F-35 regarding the proved reserves as of the beginning of the year ended December 31, 2015 for Roan Resources LLC.

RESPONSE:    We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages F-6, F-7, F-34 and F-35 of Amendment No. 1.

20.

Expand the disclosure of your pro forma proved reserves information to provide an appropriate narrative explanation of the significant changes related to each line item other than production. To the extent that two or more unrelated factors are combined to arrive at the line item figure, your disclosure should separately identify and quantify each individual factor that contributed to a significant change so that the change in net reserves between periods is fully explained. Expand the disclosure relating to revisions in the previous estimates of your reserves to identify such factors as changes caused by commodity prices and/or well performance. Refer to FASB ASC 932-235-50-5. This comment also applies to the disclosure on page F-34 regarding the changes in reserves for each of the periods presented for Roan Resources LLC.

RESPONSE:    We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages F-6, F-7, F-34 and F-35 of Amendment No. 1.

General

21.	You will need to update the historical and pro forma financial information prior to the effective date of your registration statement to comply with Rule 3-12 and Article 11 of Regulation S-X.

RESPONSE:    We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages F-2 to F-8 and F-38 to F-56 of Amendment No. 1.

*         *         *         *         *

Securities and Exchange Commission

February 8, 2019

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Alan Beck of Vinson & Elkins L.L.P. at (713) 758-3638.

Very truly yours,

ROAN RESOURCES, INC.

By:	/s/ Tony C. Maranto
Name:	Tony C. Maranto
Title:	President and Chief Executive Officer

Enclosures

cc:	D. Alan Beck, Vinson & Elkins L.L.P.

James R. Brown, Vinson & Elkins L.L.P.